Exhibit 99.3

IDEX Biometrics ASA releases

Interim Report for the First Half of 2021

Oslo, Norway – 12 August 2021 - IDEX Biometrics ASA (IDEX Biometrics or the Company), a leading provider of advanced fingerprint identification and authentication solutions for payment cards and adjacent applications, today released its financial results for the three and six months ended June 30, 2021.

The first half report, to be filed with Financial Supervisory Authority in Norway (Finanstilsynet), and other materials are accessible on the Company’s website: www.idexbiometrics.com/investors/interim-results/.

On 12 August, 2021, at 15:00 CET, Vince Graziani, Chief Executive Officer, will conduct a webcast presentation during which he will review results. The webcast presentation can be accessed through: https://channel.royalcast.com/landingpage/hegnarmedia/20210812_2/

Performance Review

For the second quarter ended June 30, 2021, IDEX Biometrics recorded revenue of $697 thousand, compared to $149 thousand for the second quarter of 2020, representing an increase of 368%. Sequentially, revenues increased 12% from first quarter 2021 revenue of $624 thousand.

Total operating expenses for the second quarter of 2021 were $8.1 million, compared to $6.3 million for the second quarter of 2020, representing an increase of 29%. Operating expenses were flat sequentially.

Net loss for the second quarter of 2021 totaled ($7.2 million), representing a loss per share of ($0.01), in contrast to ($6.4 million) for the second quarter of 2020, representing a loss per share of ($0.01), and ($7.5 million) for the first quarter of 2021, representing a loss per share of ($0.01).

The Company incurred an operating cash deficit of ($6.7 million) for the second quarter of 2021, versus ($5.7 million) for the second quarter of 2020 and ($6.9 million) for the first quarter of 2021. The Company’s cash balance totaled $19.3 million as of June 30, 2021, versus $25.9 million as of March 31, 2021.

Commercial and Market Updates

Second quarter 2021 events reflected continued progress toward large-scale smart card deployment with customers and issuers:

•	The Company received its first significant production order for its TrustedBio solution from IDEMIA, supporting the launch of IDEMIA’s second-generation F.CODE card earlier in the quarter.

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Activities in Asia, notably China, are resulting in further expansion of the Company’s pipeline of opportunities for near-term revenue, with biometrically-enabled applications in payment cards, multi-use cards (e.g., payment cards also used for electronic ticketing), the rapidly evolving DCEP space, and access control.

The Company continues to enjoy sustained demand from its initial customer for a card-based access control solution for computer networks, addressing the vulnerabilities of password-based credentials with an easy-to-use, cost effective, and highly secure solution based on the Company’s technologies.

Commenting on recent events and performance, Vince Graziani, Chief Executive Officer, stated, “I am pleased to report the Company’s order backlog continued its promising expansion, and I am confident the long-awaited uptake in fingerprint-based card authentication is approaching. In addition, recently announced commercial achievements and the strengthening of the Company’s leadership team are both important factors contributing to my confidence. Notably, IDEX Biometrics and Infineon Technologies AG, on July 15, jointly announced a new reference design for the highest performance smart card with fingerprint authentication. Based on Infineon’s latest secure element microprocessor, specifically optimized for integration of our TrustedBioTM solution, this reference design enables fingerprint-authenticated EMV payment card transactions that are three times faster than currently available solutions.“

Mr. Graziani continued, “Our partners recognize our innovative and highly-differentiated products address the challenges of high costs and unsatisfactory performance head on. TrustedBio’s advantages allow for reduced component count, faster time to market, and lower card manufacturing complexity. TrustedBio integrates a large-area sensor and a powerful, yet small-footprint, ASIC into one device offering image capture, algorithmic processing, power harvesting and management, and encryption. No competitor comes close to providing the performance and economic benefits of TrustedBio.”

For further information contact:

Marianne Bøe, Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 9180 0186

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and NASDAQ: IDAF) is a leading provider of a leading provider of advanced fingerprint identification and authentication solutions for payment cards and adjacent applications, offering simple, secure and personal authentication for all. We help people make payments, prove their identity, gain access to information, unlock devices or gain admittance to buildings with the touch of a finger. We invent, engineer, and commercialize these secure, yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity.

For more information, visit www.idexbiometrics.com and follow on Twitter @IDEXBiometrics

Trademark Statement

The wordmark ‘IDEX’, the trade name TrustedBio, and the IDEX logo are registered trademarks of IDEX Biometrics ASA. All other brands or product names are the property of their respective holders.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act